Amended Schedule A
to the Administration Services Agreement
between DGHM Investment Trust (the “Trust”) and
Commonwealth Shareholder Services, Inc. (“CSS”) Dated October 1, 2008

Dated as of June 28, 2010

Compensation to be Paid to CSS:

A.    For the performance of Blue Sky matters, CSS shall be paid at the rate of $30 per hour of actual time used.

B.    For shareholder servicing, CSS shall be paid at the rate of $30 per hour of actual time used.

C.    For compliance services related to the administration, transfer agency and underwriting services provided to the funds, CSS shall be paid monthly at the annual rate of $12,000 per fund on funds with assets ranging from $0.00 million to $50 million; $18,000 per fund on funds with       assets greater than $50 million but less than $250 million; and $24,000 on assets greater than $250 million.  CSS reserves the right to waive this fee.

D.    For all other administration, CSS shall be paid an asset-based administrative fee, computed daily and paid monthly, at the following annual rates based on the average daily net assets of each Fund:

     Name of Fund                                                       Administrative Services Fee

DGHM All Cap Value Fund	10 basis points to $75 million; 7 basis points over $75 million; $15,000 annual minimum.

DGHM Small Cap Value Fund	10 basis points to $75 million; 7 basis points over $75 million; $30,000 annual minimum. Annual minimum reduced to $20,000 for first year of operations.